UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                      -------------------------------

                                SCHEDULE 13G

                 Under the Securities Exchange Act of 1934

                            (Amendment No. 1 )*

                              VistaCare, Inc.
------------------------------------------------------------------------------
                              (Name of Issuer)

              Class A Common Stock, par value $0.01 per share
------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 92839Y109
------------------------------------------------------------------------------
                               (CUSIP Number)

                                May 13, 2003
------------------------------------------------------------------------------
          (Date of Event Which Requires Filing of this Statement)


          Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  |_|   Rule 13d-1(b)
                  |_|   Rule 13d-1(c)
                  |X|   Rule 13d-1(d)

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------                           -----------------------
CUSIP No. 92839Y109                     13G                 Page 2 of 8 Pages
-----------------------------                           -----------------------

-------------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY

       FFC Partners I, L.P.
       TIN:  06-1458417

-------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
       (a) |_|
       (b) |_|

-------------------------------------------------------------------------------
  3    SEC USE ONLY


-------------------------------------------------------------------------------
  4    CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
-------------------------------------------------------------------------------
                            5 SOLE VOTING POWER
       NUMBER OF
         SHARES                397,861
                         ------------------------------------------------------
      BENEFICIALLY         6   SHARED VOTING POWER
        OWNED BY
          EACH
                         ------------------------------------------------------
       REPORTING           7   SOLE DISPOSITIVE POWER
         PERSON
          WITH                 397,861
                         ------------------------------------------------------
                           8   SHARED DISPOSITIVE POWER


-------------------------------------------------------------------------------
  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       397,861

-------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (9) EXCLUDES
       CERTAIN SHARES (See Instructions)                        |_|

-------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       2.5%
-------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON (See Instructions)

                                           PN
-------------------------------------------------------------------------------

-----------------------------                           -----------------------
CUSIP No. 92839Y109                     13G                 Page 3 of 8 Pages
-----------------------------                           -----------------------

-------------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY

       FFC Executive Partners I, L.P.
       TIN:  06-1477466

-------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
       (a) |_|
       (b) |_|

-------------------------------------------------------------------------------
  3    SEC USE ONLY


-------------------------------------------------------------------------------
  4    CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
-------------------------------------------------------------------------------
                            5 SOLE VOTING POWER
       NUMBER OF
         SHARES                14,392
                         ------------------------------------------------------
      BENEFICIALLY         6   SHARED VOTING POWER
        OWNED BY
          EACH
                         ------------------------------------------------------
       REPORTING           7   SOLE DISPOSITIVE POWER
         PERSON
          WITH                 14,392
                         ------------------------------------------------------
                           8   SHARED DISPOSITIVE POWER


-------------------------------------------------------------------------------
  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       14,392

-------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (9) EXCLUDES
       CERTAIN SHARES (See Instructions)                        |_|

-------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       Less than 0.1%
-------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON (See Instructions)

                                           PN
-------------------------------------------------------------------------------

-----------------------------                           -----------------------
CUSIP No. 92839Y109                     13G                 Page 4 of 8 Pages
-----------------------------                           -----------------------

-------------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY

       Ferrer Freeman & Company, LLC
       TIN:  06-1433502

-------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
       (a) |_|
       (b) |_|

-------------------------------------------------------------------------------
  3    SEC USE ONLY


-------------------------------------------------------------------------------
  4    CITIZENSHIP OR PLACE OF ORGANIZATION

              Connecticut
-------------------------------------------------------------------------------
                            5 SOLE VOTING POWER
       NUMBER OF
         SHARES
                         ------------------------------------------------------
      BENEFICIALLY         6   SHARED VOTING POWER
        OWNED BY
          EACH                 412,253
                         ------------------------------------------------------
       REPORTING           7   SOLE DISPOSITIVE POWER
         PERSON
          WITH
                         ------------------------------------------------------
                           8   SHARED DISPOSITIVE POWER

                               412,253
-------------------------------------------------------------------------------
  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       412,253

-------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (9) EXCLUDES
       CERTAIN SHARES (See Instructions)                        |_|

-------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       2.6%
-------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON (See Instructions)

                                           OO
-------------------------------------------------------------------------------



                                SCHEDULE 13G

     This Statement on Schedule 13G, relating to the common stock, par value $.01 per share (the "Common Stock"), issued by VistaCare, Inc., a Delaware corporation (the "Issuer"), is being filed by and on behalf of Ferrer Freeman & Company, LLC ("FFC"), FFC Partners I, L.P. ("FFC I") and FFC Executive Partners I, L.P. ("FFC EP I") (the "Reporting Persons"), and amends the Schedule 13G filed on February 4, 2003.

Item 1(a).     Name of Issuer:

               Unchanged.

Item 1(b).     Address of Issuer's Principal Executive Offices:

               Unchanged.

Item 2(a).     Name of Person Filing:

               Unchanged.

Item 2(b).     Address of Principal Business Office or, if None, Residence:

               Unchanged.

Item 2(c).     Citizenship:

               Unchanged.

Item 2(d).     Title of Class of Securities:

               Unchanged.

Item 2(e).     CUSIP Number:

               Unchanged.

Item 3. If This Statement Is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing Is a:

               Unchanged.

Item 4.        Ownership

               Item 4 is amended in its entirety as follows:

          The percentages reported herein are based on there being 15,604,035 shares of Common Stock outstanding, as reported in the Form S-1/A filed by the Issuer on May 13, 2003.

      FFC I
      -----
      (a) Amount beneficially owned: 397,861 (includes 347,861 shares of Common Stock and options to purchase 50,000 shares of Common Stock exercisable within 60 days. The options are held by David A. Freeman for the benefit of FFC I pursuant to the Partnership Agreement of FFC
      I).
      (b) Percent of class: Approximately 2.5% (computed in accordance with Rule 13d-3(d) under the Act).
      (c) Number of shares as to which the person has:
           (i)   Sole power to vote or to direct the vote: 397,861
           (ii)  Shared power to vote or to direct the vote:
           (iii) Sole power to dispose or to direct the disposition of:
                 397,861
           (iv)  Shared power to dispose or to direct the disposition of:

      FFC EP I
      --------
      (a) Amount beneficially owned: 14,392
      (b) Percent of class: Less than 0.1%
      (c) Number of shares as to which the person has:
           (i)   Sole power to vote or to direct the vote: 14,392
           (ii)  Shared power to vote or to direct the vote:
           (iii) Sole power to dispose or to direct the disposition of:
                 14,392
           (iv)  Shared power to dispose or to direct the disposition of:

      FFC
      ---
      (a) Amount beneficially owned: 412,253 (consisting of the 397,861 shares of Common Stock beneficially owned by FFC I and the 14,392 shares of Common Stock beneficially owned by FFC EP I).
      (b) Percent of class: Approximately 2.6% (computed in accordance with Rule 13d-3(d) under the Act).
      (c) Number of shares as to which the person has:
           (i)   Sole power to vote or to direct the vote:
           (ii)  Shared power to vote or to direct the vote: 412,253
           (iii) Sole power to dispose or to direct the disposition of:
           (v)   Shared power to dispose or to direct the disposition of:
                 412,253

Item 5.        Ownership of Five Percent or Less of a Class.

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.        Ownership of More than Five Percent on Behalf of Another
               Person.

               Unchanged.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

               Unchanged.

Item 8.        Identification and Classification of Members of the Group.

               Unchanged.

Item 9.        Notice of Dissolution of Group.

               Unchanged.

Item 10.       Certifications.

               Unchanged.

                               Signature Page
                               --------------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   May 13, 2003


                                  FFC PARTNERS I, L.P.

                                  By:    Ferrer Freeman & Company, LLC, its
                                         General Partner


                                  By:    /s/ Tricia A. Summers
                                     -------------------------------------
                                     Name:  Tricia A. Summers
                                     Title: Member


                                  FFC EXECUTIVE PARTNERS I, L.P.

                                  By:    Ferrer Freeman & Company, LLC, its
                                         General Partner


                                  By:    /s/ Tricia A. Summers
                                     -------------------------------------
                                     Name:  Tricia A. Summers
                                     Title: Member


                                   FERRER FREEMAN & COMPANY, LLC

                                  By:    /s/ Tricia A. Summers
                                     -------------------------------------
                                     Name:  Tricia A. Summers
                                     Title: Member

                                                                     Exhibit A
                                                                     ---------

                           Joint Filing Agreement
                           ----------------------

     In accordance with Rule 13d-1(k) of Regulation 13D of the Securities Exchange Act of 1934, as amended, the persons or entities below agree to the joint filing on behalf of each of them of this Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Stock of VistaCare, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof the undersigned, being duly authorized, hereby execute this Agreement as of the 13th day of May, 2003.

                                  FFC PARTNERS I, L.P.

                                  By:    Ferrer Freeman & Company, LLC, its
                                         General Partner


                                  By:    /s/ Tricia A. Summers
                                     -------------------------------------
                                     Name:  Tricia A. Summers
                                     Title: Member


                                  FFC EXECUTIVE PARTNERS I, L.P.

                                  By:    Ferrer Freeman & Company, LLC, its
                                         General Partner


                                  By:    /s/ Tricia A. Summers
                                     -------------------------------------
                                     Name:  Tricia A. Summers
                                     Title: Member


                                   FERRER FREEMAN & COMPANY, LLC

                                  By:    /s/ Tricia A. Summers
                                     -------------------------------------
                                     Name:  Tricia A. Summers
                                     Title: Member